SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                         Espey Mfg. & Electronics Corp.
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                                (Name of Issuer)


                   Common Stock par value $0.33 1/3 per share
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                         (Title of Class of Securities)


                                   296650 10 4
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                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ } (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial fililng on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

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CUSIP No.  296650 10 4                   13G                   Page 2 of 6 Pages
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     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              Espey Mfg. & Electronics Corp. Employee Retirement Plan & Trust The Adirondack Trust Company, Successor Trustee 22-2978593
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]
              N/A
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     3        SEC USE ONLY

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     4        CITIZENSHIP OR PLACE OF ORGANIZATION


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      NUMBER OF SHARES                   5          SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                            266,185
                                ------------------------------------------------
                                         6          SHARED VOTING POWER


                                ------------------------------------------------
                                         7          SOLE DISPOSITIVE POWER

                                                    266,185
                                ------------------------------------------------
                                         8          SHARED DISPOSITIVE POWER


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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               266,185
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                     [ ]

               N/A
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     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.384
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     12        TYPE OF REPORTING PERSON*

               EP
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
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CUSIP No.  296650 10 4                   13G                   Page 3 of 6 Pages
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Item 1.
                  (a) Name of Issuer
                           Espey Mfg. & Electronics Corp.

                  (b) Address of Issuer's Principal Executive Offices
                           P.O. Box 422, Saratoga Springs, NY 12866

Item 2.
                  (a) Name of Person Filing
                           Espey Mfg. & Electronics Corp. Employee Retirement Plan & Trust

                  (b) Address of Principal Business Offices or, if none,
                      Residence
                           c/o The Adirondack Trust Company Successor
                           473 Broadway, Saratoga Springs, NY 12866

                  (c) Citizenship
                           U.S.
                  (d) Title of Class of Securities
                           Common Stock Par Value $0.33 1/3

                  (e) CUSIP Number
                           296650 10 4


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a

(a)  [   ]   Broker or Dealer registered under Section 15 otf the Act
(b)  [   ]   Bank as defined in section 3(a)(6) of the Act
(c)  [   ]   Insurance Company as defined in section 3(a)(19) of the Act.
(d)  [   ]   Investment Company registered under section 8 of the Investment
             Company Act
(e)  [   ]   Investment Advisor registered under section 203 of the Investment
             Advisors Act of 1940
(f)  [ X ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
             1974 or Endowment Fund; see ss240.13d-1(b)(1)(ii)(F)
(g)  [   ]   Parent Holding Company, in accordance with ss240.13d1(b)(ii)(G)
             (Note: See Item 7)
(h)  [   ]   Group, in accordance with ss240.13d-1(b)(1)(ii)(H)

Item 4. Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned    266,185

(b)  Percent of Class              25.384

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CUSIP No.  296650 10 4                   13G                   Page 4 of 6 Pages
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(c)  Number of shares as to which such person has:                     266,185

       (i)   sole power to vote or to direct the vote
      (ii)   shared power to vote or to direct the vote
     (iii)   sole power to dispose or to direct the disposition of     266,185
      (iv)   shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed pursuant to report the fact that as of the date hereof of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box [ ].

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Under certain circumstances, beneficiaries of the retirement plan have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         N/A

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

         N/A

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CUSIP No.  296650 10 4                   13G                   Page 5 of 6 Pages
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Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A

Item 10. Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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CUSIP No.  296650 10 4                   13G                   Page 6 of 6 Pages
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                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 7, 2000                     /s/ Clark S. Curtis, Jr.
                                     ------------------------
                                     Clark S. Curtis, Jr.
                                     Senior Vice-President and
                                     Trust Officer

                                     The Adirondack Trust Company
                                     Successor Trustee, Espey Mfg. & Electronics
                                     Corp. Employee Retirement Plan and Trust